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CURRENC GROUP INC.
410 NORTH BRIDGE ROAD
SPACES CITY HALL
SINGAPORE 188726
SINGAPORE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CURR2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V83067-P45250

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CURRENC GROUP INC.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To reelect Eric Weinstein as a director of the Company to hold office until the 2028 annual general meeting, or until his successor is duly elected and qualified.	☐	☐	☐
2. To approve the issuance of an aggregate of 35,653,995 ordinary shares to Alexander King Ong Kong and Regal Planet Limited in full satisfaction of indebtedness of $54,550,612.30 owed to them by the Company at a conversion price of $1.53 per share.	☐	☐	☐
3. To approve and adopt the Company's 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares.	☐	☐	☐
4. To ratify the appointment of MRI Moores Rowland LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.	☐	☐	☐
5. To approve the adjournment of the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if there are not sufficient votes for the approval of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Proxy Statement and Form 6-K are available at www.proxyvote.com.

V83068-P45250

CURRENC GROUP INC.
EXTRAORDINARY GENERAL MEETING OF HOLDERS OF ORDINARY SHARES
FEBRUARY 25, 2026 10:00 AM EST
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Alexander King Ong Kong and Wan Lung Eng, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of Currenc Group Inc. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 AM EST, on February 25, 2026, via live webcast at www.virtualshareholdermeeting.com/CURR2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE